January 5, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C. 20549-0406

Attn:       Stephen G. Krikorian

Accounting Branch Chief

Tamara Tangen

Staff Accountant

Donna Levy

Staff Attorney

Barbara C. Jacobs

Assistant Director

Re:          Avocent Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007 filed February 21, 2008

Forms 10-Q for the Fiscal Quarters Ended March 28, 2008, June 27, 2008, and September 30, 2008

Definitive Proxy Statement on Schedule 14A filed April 25, 2008

File No. 000-30575

Ladies and Gentlemen:

On behalf of Avocent Corporation (the “Company”), this letter is being submitted in reference to the Securities and Exchange Commission’s letter to Edward H. Blankenship, Senior Vice President of Finance and Chief Financial Officer of the Company, dated December 16, 2008 (the “Comment Letter”).

The Company is working expeditiously to respond to the Comment Letter.  The Company respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter.  Per my telephone conversation with Ms. Levy on Friday, January 2, 2009, the Company currently anticipates submitting a response to the Comment Letter on or before January 9, 2009.

Please do not hesitate to contact me (425-497-5596) or Mr. Blankenship (256-217-1301) with any concerns you may have regarding the timetable described above.

Thank you for your consideration.

Sincerely,

AVOCENT CORPORATION

/s/ Samuel F. Saracino
Samuel F. Saracino
Executive Vice President of Legal and Corporate Affairs, General Counsel and Secretary

cc:	Edward H. Blankenship
Avocent Corporation

Patrick J. Schultheis, Esq.
Drew G. Markham, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation